UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

WOLFSPEED, INC.

(Name of Applicant)*

4600 Silicon Drive

Durham, North Carolina 27703

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
2.5% Convertible Second Lien Senior Secured Notes due 2031	$331,375,000 aggregate principal amount
2.5% Convertible Second Lien Senior Secured Notes due 2031-R	$203,599,000 aggregate principal amount
7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031	$296,401,000 aggregate principal amount

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Prepackaged Chapter 11 Plan of Reorganization of Wolfspeed, Inc. and Its Debtor Affiliate (as amended or supplemented, the “Plan of Reorganization”).

Copies to:

Gregor van Issum Chief Financial Officer 4600 Silicon Drive Durham, North Carolina 27703 (Name and Address of Agent for Service)	Tad J. Freese, Esq. Senet S. Bischoff, Esq. Roderick O. Branch, Esq. Richard Kim, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020

*

The Co-Applicant listed on the following page is also included in this application. The following direct subsidiary of Wolfspeed, Inc. (the “Company”) is expected to be a guarantor (the “Guarantor” and, together with the Company, the “Applicants”) of the 2.5% Convertible Second Lien Senior Secured Notes due 2031 (the “New 2L Convertible Notes”), the 2.5% Convertible Second Lien Senior Secured Notes due 2031-R (the “New Renesas 2L Takeback Convertible Notes”), and the 7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031 (the “New 2L Takeback Notes” and collectively with the New 2L Convertible Notes and the New Renesas 2L Takeback Convertible Notes, the “New Notes”) as of the date of issuance of the New Notes and the Applicants are co-applicants on this application.

Table of Co-Applicants

Name of Guarantor

Wolfspeed Texas LLC

GENERAL

1. General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Wolfspeed, Inc.	Corporation	North Carolina[1]
Wolfspeed Texas LLC	Limited Liability Company	Texas

(1)

On the Effective Date, in connection with the consummation of the Plan of Reorganization and prior to the issuance of the New Notes (as defined below), the Company expects to effect a conversion from a North Carolina corporation to a Delaware corporation.

2. Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement for Joint Prepackaged Chapter 11 Plan of Reorganization of Wolfspeed, Inc. and Its Debtor Affiliate (as may be amended or supplemented, the “Disclosure Statement”) and the Plan of Reorganization, copies of which are filed as Exhibits T3E-1 and T3E-2 to this application, respectively.

Prior to the Effective Date, the Applicants intend to distribute, under the terms of and subject to the conditions set forth in the Plan of Reorganization, $331,375,000 of the New 2L Convertible Notes, $203,599,000 of the New Renesas 2L Takeback Convertible Notes, and $296,401,000 of the New 2L Takeback Notes to Renesas Electronics America Inc., a subsidiary of Renesas Electronic Corporation, in its capacity as a holder of the term loans in an aggregate amount of $2,127,009,166.67 (the “CRD Loans”), and holders of (i) those certain 1.75% Convertible Senior Notes due May 1, 2026, issued by the Company; (ii) those certain 0.25% Convertible Senior Notes due February 15, 2028, issued by the Company; and (iii) those certain 1.875% Convertible Senior Notes due December 1, 2029, issued by the Company (collectively, the “Old Notes”).

The New 2L Convertible Notes will be issued pursuant to the indenture to be qualified under this application (the “New 2L Convertible Notes Indenture”), the New Renesas 2L Takeback Convertible Notes will be issued pursuant to the indenture to be qualified under this application (the “New Renesas 2L Takeback Convertible Notes Indenture”), and the New 2L Takeback Notes will be issued pursuant to the indenture to be qualified under this application (the “New 2L Takeback Notes Indenture” and collectively, the “Indentures”), copies of which will be filed by amendment as Exhibit T3C-1, Exhibit T3C-2, and Exhibit T3C-3 respectively.

Generally, Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer of the New Notes under the solicitation of acceptances for the Plan of Reorganization, together with certain other considerations, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

(a) The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application. Solid connecting lines indicate 100% ownership of voting securities, unless otherwise stated. It is expected that each entity listed below will be an affiliate of the Company, in the ownership indicated below , as of the Effective Date as a result of the Plan of Reorganization.

(1) Wolfspeed One Pack Emergency Fund and Wolfspeed, Inc PAC are North Carolina-registered non-profit entities affiliated with the Company.

(2) On the Effective Date, in connection with the consummation of the Plan of Reorganization and prior to the issuance of the New Notes (as defined below), the Company expects to effect a conversion from a North Carolina corporation to a Delaware corporation.

(3) 0.001% owned by Wolfspeed Europe GmbH.

Additional entities may be formed in connection with the consummation of the Plan of Reorganization or thereafter.

(b) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) Directors and Executive Officers of the Company. The following table sets forth the names of and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address and telephone number of each of them is c/o Wolfspeed, Inc., 4600 Silicon Drive, Durham, North Carolina 27703; telephone number 1-919-407-5300.

Name	Position
Robert Feurle	Chief Executive Officer
Gregor van Issum	Chief Financial Officer
Thomas H. Werner	Chairman and Director
Glenda Dorchak	Director
John C. Hodge	Director
Darren R. Jackson	Director
Duy-Loan T. Le	Director
Marvin A. Riley	Director
Paul Walsh	Director
Stacy J. Smith	Director
Mark Jensen	Director

(b) Directors and Executive Officers of the Guarantor. The names of the executive officers and directors, managers or managing members, as applicable, of the Guarantor as of the date of this application are as set forth on Exhibit 99.1 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o Wolfspeed, Inc., 4600 Silicon Drive, Durham, North Carolina 27703; telephone number 1-919-407-5300.

(c) Directors and Executive Officers of the Applicants on the Effective Date. On the Effective Date, a slate of directors and officers will be appointed pursuant to the Plan of Reorganization, which slate may consist of new and current directors and officers.

5. Principal Owners of Voting Securities.

(a) There are no persons known to the Company to beneficially own 10% or more of its voting securities as of September 19, 2025.

Following the Effective Date, it is expected that certain holders of claims under the Old Notes may receive 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

(b) As of September 19, 2025, the ownership of voting securities of the Guarantor is held by the Company.

UNDERWRITERS

6. Underwriters.

(a) None.

(b) No person is acting, or has proposed to act, as a principal underwriter of the New Notes proposed to be offered pursuant to the Indentures.

CAPITAL SECURITIES

7. Capitalization.

(a)

(i) The following table sets forth information with respect to each authorized class of securities of the Company as of September 19, 2025.

Title of Class	Amount Authorized	Amount Outstanding
Senior Secured Notes due 2030	$1,536,493,403	$1,520,945,955	(1)
1.75% Convertible Senior Notes due 2026	$575,000,000	$575,000,000	(1)
0.25% Convertible Senior Notes due 2028	$750,000,000	$750,000,000	(1)
1.875% Convertible Senior Notes due 2029	$1,750,000,000	$1,750,000,000	(1)
CRD Loans	$2,127,009,167	$2,127,009,167
Preferred stock, par value $0.01 per share	3,000,000	0
Common stock, par value $0.00125 per share	400,000,000	156,479,390	shares

(1)	Consists of principal amount outstanding, excluding accrued and unpaid interest.

(ii) The information with respect to each authorized class of securities of the Guarantor as of September 19, 2025 is set forth in the capitalization table attached to this application as Exhibit 99.1 hereto, which is incorporated herein by reference.

(b)

(i) Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders. There are no other outstanding securities with voting rights.

As of the Effective Date, the listed classes of securities in the table above will be cancelled and will no longer be outstanding. On the Effective Date, the Company’s capital structure will consist of the Senior Secured Notes due 2030, the New Notes, the new publicly tradable shares of common stock, and the warrants issuable to Renesas Electronics America Inc.

(ii) The Guarantor is controlled by the Company, who is its sole member.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the Indentures, each entered by and among the Applicants and U.S. Bank Trust Company, National Association, as trustee (in such capacity, the “Trustee”) and collateral agent (in such capacity, the “Collateral Agent”). The following is a general description of certain provisions of each of the Indentures, and the description is qualified in its entirety by reference to the form of Indentures to be filed by amendment as Exhibit T3C-1, Exhibit T3C-2, and Exhibit T3C-3 respectively. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indentures.

New 2L Convertible Notes

(a) Events of Default; Withholding of Notice of Default.

The New 2L Convertible Notes Indenture contains certain customary events of default, including: (i) a default in the payment when due of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, any Note; (ii) a default in the payment of interest on any Note when it becomes due and payable, which default continues for 30 consecutive days; (iii) the failure of the Company to deliver, when required by the New 2L Convertible Notes Indenture, a Fundamental Change Notice, and such failure is not cured within five Business Days after its occurrence; (iv) a default in the Company’s obligation to convert the New 2L Convertible Notes in accordance with Article 5 of the New 2L Convertible Notes Indenture upon the exercise of the conversion rights with respect thereto, if such default is not cured within five Business Days after its occurrence; (v) a default in the Applicants’ obligations under Article 6 of the New 2L Convertible Notes Indenture; (vi) a default in any of the Applicant’s’ obligations or agreements under the Note Documents (other than a default set forth in Section 7.01(A)(i)-(vi) of the New 2L Convertible Notes Indenture) where such default is not cured or waived within 30 days after notice to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% of the aggregate principal of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”; (vii) a default by an Applicant or any of its Subsidiaries with respect to indebtedness for money borrowed (whether pursuant to one or more agreements or other instruments) of greater than $87,500,000 (or its foreign currency equivalent) in the aggregate of the Applicants or any of their Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, either: (A) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity, or (B) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration or otherwise, and, in the case of either subclause (A) or (B), such acceleration is not, after the expiration of any applicable grace period, rescinded or annulled or such indebtedness is not paid or discharged, as the case may be, within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% of the aggregate principal amount of Notes then outstanding in accordance with the New 2L Convertible Notes Indenture; (viii) one or more final judgments being rendered against an Applicant or any of its Subsidiaries for the payment of at least $87,500,000 (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within 60 days after (A) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (B) the date on which all rights to appeal have been extinguished, (ix) certain voluntary or involuntary events of bankruptcy or insolvency of an Applicant or any of its Significant Subsidiaries (or multiple Subsidiaries which, when taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law, (x) certain orders or decrees under any Bankruptcy Law entered into by a court of competent jurisdiction with respect to an Applicant or any of its Significant Subsidiaries (or multiple Subsidiaries which, when taken together, would constitute a Significant Subsidiary), (xi) if the obligation of any Subsidiary Guarantor under its Guarantee or any other Note Document to which any Subsidiary Guarantor is a party is limited or terminated by operation of law or by such Subsidiary Guarantor (other than, in each case, in accordance with the terms of the New 2L Convertible Notes Indenture or such other Note Documents), or if any Subsidiary Guarantor fails to perform any obligation under its Guarantee or under any such Note Document, or repudiates or revokes or purports to repudiate or revoke in writing any obligation under its Guarantee, or under any such Note Document, or any Subsidiary Guarantor ceases to exist for any reason (other than as permitted or not prohibited by the New 2L Convertible Notes Indenture), or (xii) any security interest and Liens purported to be created by any Security Document on any of the Collateral intended to be covered thereby having a fair market value in excess of $25,000,000 (unless perfection is not required by the New 2L Convertible Notes Indenture or the Security Documents) shall cease to be in full force and effect or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens, rights, powers and privileges purported to be created and granted under such Security Documents (including a valid and perfected security interest in and Lien on all of the Collateral thereunder in favor of the Collateral Agent with the priority required by the Security Documents) with respect to any of the Collateral intended to be covered thereby having a fair market value in excess of $25,000,000 (unless perfection is not required by the New 2L Convertible Notes Indenture or the Security Documents), or shall be asserted by or on behalf of any Applicant not to be a valid and perfected security interest in or Lien on the Collateral covered thereby (in each case, except (x) the failure of the Collateral Agent to maintain possession of possessory Collateral received by it, which failure is not a direct result of any act, omission, advice or direction of any Applicant, (y) in connection with a transaction expressly permitted under the Note Documents, in each case solely to the extent such termination or release is permitted under the Note Documents or (z) as a result of the satisfaction and discharge of the New 2L Convertible Notes Indenture in accordance with Article 9 of the New 2L Convertible Notes Indenture).

(b) Authentication and Delivery of the New 2L Convertible Notes; Application of Proceeds.

The New 2L Convertible Notes will be signed by one duly authorized officer of the Company by manual, electronic or facsimile signature. No Note will be valid until it is authenticated by the Trustee in manual signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New 2L Convertible Notes pursuant to the Plan of Reorganization.

(c) Release of Liens on Collateral.

The Liens granted to the Collateral Agent by the Applicants on any Collateral shall be automatically released: (i) in full upon the occurrence of the Termination Date subject to Section 11.05(D) of the New 2L Convertible Notes Indenture; (ii) upon the Disposition of such Collateral by any Applicant to a person that is not (and is not required to become) an Applicant in a transaction not prohibited by the New 2L Convertible Notes Indenture (and the Collateral Agent and the Trustee may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without further inquiry), (iii) to the extent that such Collateral comprises property leased to an Applicant, upon termination or expiration of such lease (and the Collateral Agent may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without further inquiry), (iv) if the release of such Lien is approved, authorized or ratified in writing by the Majority Holders (or such other percentage of the Holders whose consent may be required in accordance with Article 8 of the New 2L Convertible Notes Indenture), (v) to the extent that the property constituting such Collateral is owned by any Subsidiary Guarantor, upon the release of such Subsidiary Guarantor from its obligations under its Subsidiary Guarantee in accordance with the New 2L Convertible Notes Indenture (and the Collateral Agent and the Trustee may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without inquiry), (vi) as required by the Trustee to effect any Disposition of Collateral in connection with any exercise of remedies of the Collateral Agent or the Trustee pursuant to the Security Documents and (vii) as required by the terms of any Intercreditor Agreement.

(d) Satisfaction and Discharge.

The New 2L Convertible Notes Indenture will be discharged and will cease to be of further effect as to all Notes issued under the New 2L Convertible Notes Indenture, when (i) all Notes then outstanding (other than Notes replaced pursuant to Section 2.13 of the New 2L Convertible Notes Indenture) have (x) been delivered to the Trustee for cancellation or (y) become due and payable (whether on a Redemption Date, a Change of Control Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash or Conversion Consideration, as applicable, that has been fixed, (ii) the Company or any Subsidiary Guarantor has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or with respect to the Conversion Consideration, the

Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash (or, with respect to Notes to be converted, Conversion Consideration) sufficient to satisfy all amounts or other property due on all Notes then outstanding (other than Notes replaced pursuant to Section 2.13 of the New 2L Convertible Notes Indenture), (iii) the Company has performed all other Note Obligations by it under the New 2L Convertible Notes Indenture, and (iv) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of the New 2L Convertible Notes Indenture have been satisfied.

Notwithstanding clauses (i) through (iv), the Company’s obligations in Article 10 and Section 11.01 of the New 2L Convertible Notes Indenture will survive such satisfaction and discharge and, until no Notes remain outstanding, Section 2.15 of the New 2L Convertible Notes Indenture and the obligations of the Trustee, the Paying Agent and the Conversion Agent with respect to money or other property deposited with them will survive such satisfaction and discharge.

(e) Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of the fiscal year of 2026 and each fiscal year of the Company thereafter an officers’ certificate stating (i) that the signatory thereto has supervised a review of the activities of the Applicants during such fiscal year with a view towards determining whether any Default or Event of Default has occurred and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred or is continuing (and, if so, describing all such Defaults or Events of Default and what action any Applicant is taking or proposes to take with respect thereto).

In addition, if a Default or Event of Default occurs, then the Company is required, within 30 days after its occurrence, to deliver an officers’ certificate to the Trustee describing the same and what action the Company or any Applicant is taking or proposes to take with respect thereto; provided, however, that such notice will not be required if such Default or Event of Default has been cured or waived before the date the Company is required to deliver such notice.

New Renesas 2L Takeback Convertible Notes

(a) Events of Default; Withholding of Notice of Default.

The New Renesas 2L Takeback Convertible Notes Indenture contains certain customary events of default, including: (i) a default in the payment when due of the principal of, or the Redemption Price, Fundamental Change Repurchase Price or Change of Control Repurchase Price for, any Note; (ii) a default in the payment of interest on any Note when it becomes due and payable, which default continues for 30 consecutive days; (iii) the failure of the Company to deliver, when required by the New Renesas 2L Takeback Convertible Notes Indenture, a Fundamental Change Notice or Change of Control Repurchase Notice, and such failure is not cured within five Business Days after its occurrence; (iv) a default in the Company’s obligation to convert the New Renesas 2L Takeback Convertible Notes in accordance with Article 5 of the New Renesas 2L Takeback Convertible Notes Indenture upon the exercise of the conversion rights with respect thereto, if such default is not cured within five Business Days after its occurrence; (v) a default in the Applicants’ obligations under Article 6 of the New Renesas 2L Takeback Convertible Notes Indenture; (vi) a default in any of the Applicant’s’ obligations or agreements under the Note Documents (other than a default set forth in Section 7.01(A)(i)-(vi) of the New Renesas 2L Takeback Convertible Notes Indenture) where such default is not cured or waived within 30 days after notice to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% of the aggregate principal of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”; (vii) a default by an Applicant or any of its Subsidiaries with respect to indebtedness for money borrowed (whether pursuant to one or more agreements or other instruments) of greater than $87,500,000 (or its foreign currency equivalent) in the aggregate of the Applicants or any of their Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, either: (A) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity, or (B) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration or otherwise, and, in the case of either subclause (A) or (B), such acceleration is not, after the expiration of any applicable grace period, rescinded or annulled or such indebtedness is not paid or discharged, as the case may be, within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% of the aggregate principal amount of Notes then outstanding in accordance with the New Renesas 2L Takeback Convertible Notes Indenture; (viii) one or more final judgments being rendered against an Applicant or any of its Subsidiaries for the payment of at least $87,500,000 (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within 60 days after (A) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (B) the date on which all rights to appeal have been extinguished, (ix) certain voluntary or involuntary events of bankruptcy or insolvency of an Applicant or any of its Significant Subsidiaries (or multiple Subsidiaries which, when taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law, (x) certain orders or decrees under any Bankruptcy Law entered into by a court of competent jurisdiction with respect to an Applicant or any of its Significant Subsidiaries (or multiple Subsidiaries which, when taken together, would constitute a Significant Subsidiary), (xi) if the obligation of any Subsidiary Guarantor under its Guarantee or any other Note Document to which any Subsidiary Guarantor is a party is limited or terminated by operation of law or by such Subsidiary Guarantor (other than, in each case, in accordance with the terms of the New Renesas 2L Takeback Convertible Notes Indenture or such other Note Documents), or if any Subsidiary Guarantor fails to perform any obligation under its Guarantee or under any such Note Document, or repudiates or revokes or purports to repudiate or revoke in writing any obligation under its Guarantee, or under any such Note Document, or any Subsidiary Guarantor ceases to exist for any reason (other than as permitted or not prohibited by the New Renesas 2L Takeback Convertible Notes Indenture), or (xii) any security interest and Liens purported to be created by any Security Document on any of the Collateral intended to be covered thereby having a fair market value in excess of $25,000,000 (unless perfection is not required by the New Renesas 2L Takeback Convertible Notes Indenture or the Security Documents) shall cease to be in full force and effect or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens, rights, powers and privileges purported to be created and granted under such Security Documents (including a valid and perfected security interest in and Lien on all of the Collateral thereunder in favor of the Collateral Agent with the priority required by the Security Documents) with respect to any of the Collateral intended to be covered thereby having a fair market value in excess of $25,000,000 (unless perfection is not required by the New Renesas 2L Takeback Convertible Notes Indenture or the Security Documents), or shall be asserted by or on behalf of any Applicant not to be a valid and perfected security interest in or Lien on the Collateral covered thereby (in each case, except (x) the failure of the Collateral Agent to maintain possession of possessory Collateral received by it, which failure is not a direct result of any act, omission, advice or direction of any Applicant, (y) in connection with a transaction expressly permitted under the Note Documents, in each case solely to the extent such termination or release is permitted under the Note Documents or (z) as a result of the satisfaction and discharge of the New Renesas 2L Takeback Convertible Notes Indenture in accordance with Article 9 of the New Renesas 2L Takeback Convertible Notes Indenture).

(b) Authentication and Delivery of the New Renesas 2L Takeback Convertible Notes; Application of Proceeds.

The New Renesas 2L Takeback Convertible Notes will be signed by one duly authorized officer of the Company by manual, electronic or facsimile signature. No Note will be valid until it is authenticated by the Trustee in manual signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New Renesas 2L Takeback Convertible Notes pursuant to the Plan of Reorganization.

(c) Release of Liens on Collateral.

The Liens granted to the Collateral Agent by the Applicants on any Collateral shall be automatically released: (i) in full upon the occurrence of the Termination Date subject to Section 11.05(D) of the New Renesas 2L Takeback Convertible Notes Indenture; (ii) upon the Disposition of such Collateral by any Applicant to a person that is not (and is not required to become) an Applicant in a transaction not prohibited by the New Renesas 2L Takeback Convertible Notes Indenture (and the Collateral Agent and the Trustee may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without further inquiry), (iii) to the extent that such Collateral comprises property leased to an Applicant, upon termination or expiration of such lease (and the Collateral Agent may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without further inquiry), (iv) if the release of such Lien is approved, authorized or ratified in writing by the Majority Holders (or such other percentage of the Holders whose consent may be required in accordance with Article 8 of the New Renesas 2L Takeback Convertible Notes Indenture), (v) to the extent that the property constituting such Collateral is owned by any Subsidiary Guarantor, upon the release of such Subsidiary Guarantor from its obligations under its Subsidiary Guarantee in accordance with the New Renesas 2L Takeback Convertible Notes Indenture (and the Collateral Agent and the Trustee may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without inquiry), (vi) as required by the Trustee to effect any Disposition of Collateral in connection with any exercise of remedies of the Collateral Agent or the Trustee pursuant to the Security Documents and (vii) as required by the terms of any Intercreditor Agreement.

(d) Satisfaction and Discharge.

The New Renesas 2L Takeback Convertible Notes Indenture will be discharged and will cease to be of further effect as to all Notes issued under the New Renesas 2L Takeback Convertible Notes Indenture, when (i) all Notes then outstanding (other than Notes replaced pursuant to Section 2.13 of the New Renesas 2L Takeback Convertible Notes Indenture) have (x) been delivered to the Trustee for cancellation or (y) become due and payable (whether on a Redemption Date, a Fundamental Change Repurchase Date, a Change of Control Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash or Conversion Consideration, as applicable, that has been fixed, (ii) the Company or any Subsidiary Guarantor has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or with respect to the Conversion Consideration, the Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash (or, with respect to Notes to be converted, Conversion Consideration) sufficient to satisfy all amounts or other property due on all Notes then outstanding (other than Notes replaced pursuant to Section 2.13 of the New Renesas 2L Takeback Convertible Notes Indenture), (iii) the Company has performed all other Note Obligations by it under the New Renesas 2L Takeback Convertible Notes Indenture, and (iv) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of the New Renesas 2L Takeback Convertible Notes Indenture have been satisfied.

Notwithstanding clauses (i) through (iv), the Company’s obligations in Article 10 and Section 11.01 of the New Renesas 2L Takeback Convertible Notes Indenture will survive such satisfaction and discharge and, until no Notes remain outstanding, Section 2.15 of the New Renesas 2L Takeback Convertible Notes Indenture and the obligations of the Trustee, the Paying Agent and the Conversion Agent with respect to money or other property deposited with them will survive such satisfaction and discharge.

(e) Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of the fiscal year of 2026 and each fiscal year of the Company thereafter an officers’ certificate stating (i) that the signatory thereto has supervised a review of the activities of the Applicants during such fiscal year with a view towards determining whether any Default or Event of Default has occurred and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred or is continuing (and, if so, describing all such Defaults or Events of Default and what action any Applicant is taking or proposes to take with respect thereto).

In addition, if a Default or Event of Default occurs, then the Company is required, within 30 days after its occurrence, to deliver an officers’ certificate to the Trustee describing the same and what action the Company or any Applicant is taking or proposes to take with respect thereto; provided, however, that such notice will not be required if such Default or Event of Default has been cured or waived before the date the Company is required to deliver such notice.

New 2L Takeback Notes

(a) Events of Default; Withholding of Notice of Default.

The New 2L Takeback Notes Indenture contains certain customary events of default, including: (i) a default in the payment when due of the principal of, or the Redemption Price or Change of Control Repurchase Price for, any Note; (ii) a default in the payment of interest on any Note when it becomes due and payable, which default continues for 30 consecutive days; (iii) the failure of the Company to deliver, when required by the New 2L Takeback Notes Indenture, a Change of Control Notice, and such failure is not cured within five Business Days after its occurrence; (iv) a default in the Applicants’ obligations under Article 6 of the New 2L Takeback Notes Indenture; (v) a default in any of the Applicant’s’ obligations or agreements under the Note Documents (other than a default set forth in Section 7.01(A)(i)-(vi) of the New 2L Takeback Notes Indenture) where such default is not cured or waived within 30 days after notice to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% of the aggregate principal of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”; (vi) a default by an Applicant or any of its Subsidiaries with respect to indebtedness for money borrowed (whether pursuant to one or more agreements or other instruments) of greater than $87,500,000 (or its foreign currency equivalent) in the aggregate of the Applicants or any of their Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, either: (A) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity, or (B) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration or otherwise, and, in the case of either subclause (A) or (B), such acceleration is not, after the expiration of any applicable grace period, rescinded or annulled or such indebtedness is not paid or discharged, as the case may be, within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% of the aggregate principal amount of Notes then outstanding in accordance with the New 2L Takeback Notes Indenture; (vii) one or more final judgments being rendered against an Applicant or any of its Subsidiaries for the payment of at least $87,500,000 (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within 60 days after (A) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (B) the date on which all rights to appeal have been extinguished, (vii) certain voluntary or involuntary events of bankruptcy or insolvency of an Applicant or any of its Significant Subsidiaries (or multiple Subsidiaries which, when taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law, (ix) certain orders or decrees under any Bankruptcy Law entered into by a court of competent jurisdiction with respect to an Applicant or any of its Significant Subsidiaries (or multiple Subsidiaries which, when taken together, would constitute a Significant Subsidiary), (x) if the obligation of any Subsidiary Guarantor under its Guarantee or any other Note Document to which any Subsidiary Guarantor is a party is limited or terminated by operation of law or by such Subsidiary Guarantor (other than, in each case, in accordance with the terms of the New 2L Takeback Notes Indenture or such other Note Documents), or if any Subsidiary Guarantor fails to perform any obligation under its Guarantee or under any such Note Document, or repudiates or revokes or purports to repudiate or revoke in writing any obligation under its Guarantee, or under any such Note Document, or any Subsidiary Guarantor ceases to exist for any reason (other than as permitted or not prohibited by the New 2L Takeback Notes Indenture), or (xi) any security interest and Liens purported to be created by any Security Document on any of the Collateral intended to be covered thereby having a fair market value in excess of $25,000,000 (unless perfection is not required by the New 2L Takeback Notes Indenture or the Security Documents) shall cease to be in full force and effect or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens, rights, powers and privileges purported to be created and granted under such Security Documents (including a valid and perfected security interest in and Lien on all of the Collateral thereunder in favor of the Collateral Agent with the priority required by the Security Documents) with respect to any of the Collateral intended to be covered thereby having a fair market value in excess of $25,000,000 (unless perfection is not required by the New 2L Takeback Notes Indenture or the Security Documents), or shall be asserted by or on behalf of any Applicant not to be a valid and perfected security interest in or Lien on the Collateral covered thereby (in each case, except (x) the failure of the Collateral Agent to maintain possession of possessory Collateral received by it, which failure is not a direct result of any act, omission, advice or direction of any Applicant, (y) in connection with a transaction expressly permitted under the Note Documents, in each case solely to the extent such termination or release is permitted under the Note Documents or (z) as a result of the satisfaction and discharge of the New 2L Takeback Notes Indenture in accordance with Article 9 of the New 2L Takeback Notes Indenture).

(b) Authentication and Delivery of the New 2L Takeback Notes; Application of Proceeds.

The New 2L Takeback Notes will be signed by one duly authorized officer of the Company by manual, electronic or facsimile signature. No Note will be valid until it is authenticated by the Trustee in manual signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New 2L Takeback Notes pursuant to the Plan of Reorganization.

(c) Release of Liens on Collateral.

The Liens granted to the Collateral Agent by the Applicants on any Collateral shall be automatically released: (i) in full upon the occurrence of the Termination Date subject to Section 11.05(D) of the New 2L Takeback Notes Indenture; (ii) upon the Disposition of such Collateral by any Applicant to a person that is not (and is not required to become) an Applicant in a transaction not prohibited by the New 2L Takeback Notes Indenture (and the Collateral Agent and the Trustee may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without further inquiry), (iii) to the extent that such Collateral comprises property leased to an Applicant, upon termination or expiration of such lease (and the Collateral Agent may rely conclusively on an

Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without further inquiry), (iv) if the release of such Lien is approved, authorized or ratified in writing by the Majority Holders (or such other percentage of the Holders whose consent may be required in accordance with Article 8 of the New 2L Takeback Notes Indenture), (v) to the extent that the property constituting such Collateral is owned by any Subsidiary Guarantor, upon the release of such Subsidiary Guarantor from its obligations under its Subsidiary Guarantee in accordance with the New 2L Takeback Notes Indenture (and the Collateral Agent and the Trustee may rely conclusively on an Officer’s Certificate to that effect provided to it by any Applicant upon its reasonable request without inquiry), (vi) as required by the Trustee to effect any Disposition of Collateral in connection with any exercise of remedies of the Collateral Agent or the Trustee pursuant to the Security Documents and (vii) as required by the terms of any Intercreditor Agreement.

(d) Satisfaction and Discharge.

The New 2L Takeback Notes Indenture will be discharged and will cease to be of further effect as to all Notes issued under the New 2L Takeback Notes Indenture, when (i) all Notes then outstanding (other than Notes replaced pursuant to Section 2.13 of the New 2L Takeback Notes Indenture) have (x) been delivered to the Trustee for cancellation or (y) become due and payable (whether on a Redemption Date, a Change of Control Repurchase Date, a Change of Control Repurchase Date, the Maturity Date, or otherwise) for an amount of cash that has been fixed, (ii) the Company or any Subsidiary Guarantor has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent, in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash sufficient to satisfy all amounts or other property due on all Notes then outstanding (other than Notes replaced pursuant to Section 2.13 of the New 2L Takeback Notes Indenture), (iii) the Company has performed all other Note Obligations by it under the New 2L Takeback Notes Indenture, and (iv) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of the New 2L Takeback Notes Indenture have been satisfied.

Notwithstanding clauses (i) through (iv), the Company’s obligations in Article 10 and Section 11.01 of the New 2L Takeback Notes Indenture will survive such satisfaction and discharge and, until no Notes remain outstanding, Section 2.15 of the New 2L Takeback Notes Indenture and the obligations of the Trustee and the Paying Agent with respect to money or other property deposited with them will survive such satisfaction and discharge.

(e) Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of the fiscal year of 2026 and each fiscal year of the Company thereafter an officers’ certificate stating (i) that the signatory thereto has supervised a review of the activities of the Applicants during such fiscal year with a view towards determining whether any Default or Event of Default has occurred and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred or is continuing (and, if so, describing all such Defaults or Events of Default and what action any Applicant is taking or proposes to take with respect thereto).

In addition, if a Default or Event of Default occurs, then the Company is required, within 30 days after its occurrence, to deliver an officers’ certificate to the Trustee describing the same and what action the Company or any Applicant is taking or proposes to take with respect thereto; provided, however, that such notice will not be required if such Default or Event of Default has been cured or waived before the date the Company is required to deliver such notice.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 12, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indentures to be qualified (filed as Exhibit 25.1 hereto).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Wolfspeed, Inc., a corporation organized and existing under the laws of the State of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Durham, State of North Carolina, on the 22nd day of September, 2025.

WOLFSPEED, INC.

By:	/s/ Melissa Garrett
	Name:	Melissa Garrett
	Title:	Senior Vice President - Legal & Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Durham, and State of North Carolina, on the 22nd day of September, 2025.

WOLFSPEED TEXAS, LLC

By:	/s/ Melissa Garrett
	Name:	Melissa Garrett
	Title:	Secretary

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1**	Amended and Restated Articles of Incorporation of Wolfspeed, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-40863), filed October 24, 2023)

Exhibit T3A-2	Certificate of Formation of Wolfspeed Texas LLC

Exhibit T3B-1**	Amended and Restated Bylaws, dated January 23, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 (File No. 001-40863), filed January 26, 2023)

Exhibit T3B-2	Limited Liability Company Agreement of Wolfspeed Texas LLC

Exhibit T3C-1*	Form of Indenture Governing the New 2L Convertible Notes

Exhibit T3C-2*	Form of Indenture Governing the New Renesas 2L Takeback Convertible Notes

Exhibit T3C-3*	Form of Indenture Governing the New 2L Takeback Notes

Exhibit T3D	Not applicable

Exhibit T3E-1**	Disclosure Statement for Joint Prepackaged Chapter 11 Plan of Reorganization of Wolfspeed, Inc. and its Debtor Affiliate, dated June 27, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-40863), filed June 30, 2025)

Exhibit T3E-2	Joint Prepackaged Chapter 11 Plan of Reorganization of Wolfspeed, Inc. and its Debtor Affiliate, dated June 27, 2025

Exhibit T3F*	Cross reference sheet (included in Exhibit T3C-1, Exhibit T3C-2, and Exhibit T3C-3, respectively)

Exhibit 25.1	Form T-1 qualifying the Trustee under the Indentures to be qualified pursuant to this application

Exhibit 99.1	Directors, Executive Officers and Capitalization of the Guarantor

*	To be filed by amendment.
**	Incorporated by reference.